                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended December 29, 2001 or

_ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from __________ to
     __________

COMMISSION FILE NUMBER 1-14989

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                            WESCO INTERNATIONAL, Inc.
                            Commerce Court, Suite 700
                               Four Station Square
                         Pittsburgh, Pennsylvania 15219

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS
DECEMBER 29, 2001 AND 2000
-------------------------------------------------------------------------------

                                                                           PAGE

Report of Independent Accountants                                            1


Financial Statements:

   Statements of Net Assets Available for Benefits
     December 29, 2001 and 2000                                              2

   Statement of Changes in Net Assets Available for Benefits
     Year Ended December 29, 2001                                            3

   Notes to Financial Statements                                            4-8


Supplemental Schedule:

   Schedule of Assets Held for Investment Purposes at End of Year
     December 29, 2001                                                     9-11

   Exhibits                                                                 12

   Signature                                                                12

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Investment and Administrative Committees of
WESCO Distribution, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the Plan) at December 29, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 29, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 7, 2002

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 29, 2001 AND 2000
-------------------------------------------------------------------------------

                                                       2001                  2000

Investments (Notes 2 and 6)                        $217,692,266          $228,644,477

Receivables:
    Employee contributions                              474,098               899,567
    Employer matching contributions                     173,606               327,281
    Accrued interest                                     21,067                50,556
                                                   ------------          ------------

        Net assets available for benefits          $218,361,037          $229,921,881
                                                   ============          ============

   The accompanying notes are an integral part of these financial statements.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 29, 2001
-------------------------------------------------------------------------------

Additions:
    Employee contributions                                                $ 12,737,351
    Employee rollovers                                                       1,230,900
    Employer contributions                                                   2,520,366
                                                                          ------------

                                                                            16,488,617

    Interest and dividend income                                               540,713
                                                                          ------------

           Total additions                                                  17,029,330
                                                                          ------------

Deductions:
    Distributions to withdrawing participants, at fair value                16,277,616
    Net depreciation from registered investment companies                    9,691,109
    Net depreciation from common/collective trust funds                        907,653
    Net depreciation from stock funds and self-directed accounts             1,713,796
                                                                          ------------

           Total deductions                                                 28,590,174
                                                                          ------------

Net decrease                                                                11,560,844

Net assets available for benefits, beginning of year                       229,921,881
                                                                          ============

Net assets available for benefits, end of year                            $218,361,037
                                                                          ============



   The accompanying notes are an integral part of these financial statements.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 2001 AND 2000
--------------------------------------------------------------------------------

1.    MAJOR FEATURES OF THE PLAN

      WESCO Distribution, Inc. Retirement Savings Plan (the Plan) was established as of February 28, 1994 (date of inception). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the Company) and participants in the Plan. At the date of inception, all funds held by the prior plans related to the transferred employees were transferred to the Plan.

      The Plan covers the current employees of the Company and those former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.

      The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Under the Plan, participants may elect to make contributions on a tax deferred basis in the form of a payroll deduction (Tax Deferred Contributions) ranging from 1% up to the lesser of 15% of their compensation or $10,500. In addition, employees may elect to make contributions on an after-tax basis in the form of a payroll deduction (After-Tax Contributions) ranging from 1% up to the lesser of 15% of their compensation or $10,500. The $10,500 may be adjusted in future years by the Internal Revenue Service. The sum of the Tax Deferred Contributions and the After-Tax Contributions cannot exceed 15% of the participant's compensation. Subject to limitation, the Company will make contributions (Regular Company Contributions) in an amount equal to 50% of a participant's total monthly contributions up to a maximum of 6%. In addition, the Company may, at the Board of Directors' discretion, make a profit sharing contribution (Company Profit Sharing Contribution) to the Plan provided certain predetermined profit levels are attained. The Company did not make a Profit Sharing Contribution for the year ended December 29, 2001.

      Participants are fully vested in the value of their contributions and related investment income at all times and vest in their allocated share of employer contributions according to the following schedule:

      Less than three years of service                                   0%
      Three years of service                                            33%
      Four years of service                                             66%
      Five or more years of service                                    100%

      In conjunction with a leveraged recapitalization of the Company all active employees as of June 5, 1998 became fully vested.

      Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to employment with the Company, or to reduce employer contributions in accordance with the plan document. Total forfeitures that reduced employer contributions in 2001 were approximately $2,022,000.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 2001 AND 2000
--------------------------------------------------------------------------------


      Ten options were available for investment of contributions to the Plan as of December 29, 2001. A brief description of the investment options is as follows:

                 FUND                                   DESCRIPTION

      American Express Trust Income        Fixed income fund that invests
       Fund II                             exclusively in American Express Trust
                                           Income Fund I, which invests in a
                                           diversified pool of insurance and
                                           bank investment contracts and book
                                           value investment contracts of varying
                                           maturity size and yield to preserve
                                           principal and income

      American Express Trust Equity Index  Diversified corporate stock fund that
       Fund I seeks to achieve a return as close as possible to the Standard and Poor's 500 Stock Index

      AXP Selective Fund                   Investment grade bond fund that seeks
                                           current income and preservation of
                                           capital

      American Balanced Fund               Broadly diversified fund that invests
                                           in securities and bonds for the
                                           preservation of capital, current
                                           income and long-term growth of
                                           capital and income

      AXP New Dimension Fund               Common stock fund that seeks
                                           companies showing potential for
                                           significant growth for long-term
                                           growth of capital

      PIMCO Opportunity Fund               Common stock fund that seeks
                                           companies with small equity
                                           capitalization to achieve capital
                                           appreciation

      Templeton Foreign Fund               Aggressive long-term capital growth
                                           fund that invests in common stocks of
                                           companies outside the United States

      American Century Value Fund          Long-term capital growth fund that
                                           invests in securities that its
                                           management believes are undervalued
                                           at the time

      WESCO International Stock Fund       Fund that invests in the stock of
                                           WESCO International, Inc.

      Self-Directed Brokerage Account      Account that provides participants
                                           access to a wide range of common
                                           stocks and mutual funds beyond those
                                           available through the Plan.


      In addition, participant account balances transferred from the prior plans may remain invested in the Viacom (formerly CBS Corporation) Pooled Stock Fund, although no future contributions may be invested in the Viacom Pooled Stock Fund. Investment income earned by the Viacom Pooled Stock Fund is invested in the American Express Trust Income Fund II in accordance with the plan document. As a result of the initial public offering of WESCO International, Inc., participants were also given the option to invest in the WESCO International Stock Fund effective July 1, 1999.

      An account is maintained for each participant, which is credited with the participant's contributions and an allocation of Company contributions and plan earnings. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from that participant's account.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 2001 AND 2000
--------------------------------------------------------------------------------


      The Investment Committee and the Administrative Committee of the Company's Board of Directors administer the Plan. Reference should be made to the Prospectus, "What Does Your Future Hold?", for additional information on the Plan.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ACCOUNTING PRINCIPLES
      The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the
      Plan:

      BASIS OF ACCOUNTING
      The accounting records of the Plan are maintained on the accrual basis of accounting.

      INVESTMENT VALUATION AND INCOME RECOGNITION
      Investments are carried at fair value in the accompanying financial statements. Investments in registered investment companies, common/collective trust funds and common stocks are valued by the trustee based on market values of all assets in the funds' securities portfolio and the number of units in the funds owned by the Plan. Investments in the Viacom Pooled Stock Fund and WESCO International Stock Fund are valued at quoted market prices. Participant loans are valued at cost which approximates fair value.

      Purchases and sales of securities are recorded on a settlement date basis. Dividends are recorded on the ex-dividend date.

      NET APPRECIATION (DEPRECIATION) IN VALUE OF INVESTMENTS
      The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) in common/collective trusts, registered investment companies, Viacom and WESCO International stock and other common stocks.

      USE OF ESTIMATES
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES
      The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 2001 AND 2000
--------------------------------------------------------------------------------


      OTHER
      Administrative expenses, excluding participant loan setup fees, distribution fees and hardship withdrawal fees, are paid by the Company and, therefore, are not expenses of the Plan.

      Benefits are recorded when paid.


3.    TAX STATUS

      The Internal Revenue Service has ruled that the Plan qualifies under
      Section 401(a) of the Internal Revenue Code and, therefore, is exempt from federal income taxes under provisions of Section 501(a). Accordingly, no provision for income taxes has been included in the Plan's financial statements.


4.    EMPLOYEE LOANS

      Participants are permitted to borrow against a portion of their vested account balance within the prescribed limitations and pursuant to nondiscriminatory rules established by the Administrative Committee. Each loan is to be repaid over a period not to exceed five years.

      The interest rate applied to employee loans is established each month by the Administrative Committee at 1% above the PNC Bank prime interest rate. The interest rate on new loans ranged between 6.0% and 10.5% for the period December 30, 2000 to December 29, 2001. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant's individual account. Loans of approximately $2,506,000 were made from the Plan and loan principal repayments of approximately $3,534,000 were received by the Plan for the year ended December 29, 2001. Interest of approximately $570,000 was received by the Plan for the year ended December 29, 2001 related to employee loans.


5.    PLAN TERMINATION

      Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 2001 AND 2000
--------------------------------------------------------------------------------


6.    INVESTMENTS

      Investments representing 5% or more of the net assets available for benefits as of December 29, 2001 and 2000 were as follows:


                                                    2001               2000

American Express Trust Income Fund II            $55,526,062        $52,261,139
American Express Trust Equity Index Fund I        30,435,480         36,682,066
American Balanced Fund                            23,810,287         19,356,693
AXP New Dimension Fund                            49,893,506         63,185,416
PIMCO Opportunity Fund                            15,655,044         19,277,807



7.    RELATED PARTY TRANSACTIONS

      Certain investments of the Plan are mutual funds managed by American Express. The trustee of the Plan is American Express Trust Company and, therefore, these transactions qualify as party-in-interest transactions.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
EIN  25-1723345, PLAN NUMBER 001
DECEMBER 29, 2001
-------------------------------------------------------------------------------

                                                                                        FAIR
              ISSUER                              DESCRIPTION                           VALUE
American Express Trust                  American Express Trust Income
  Company*                                Fund II                                   $ 55,526,062
American Express Trust                  American Express Trust  Equity
  Company*                                Index Fund I                                30,435,480
American Express Financial*             AXP Selective Fund                             7,303,117
American Funds                          American Balanced Fund                        23,810,287
American Express Financial*             AXP New Dimension Fund                        49,893,506
PIMCO Funds                             PIMCO Opportunity Fund                        15,655,044
Templeton Group                         Templeton Foreign Fund                         5,939,500
American Century Investments            American Century Value Fund                    9,012,758
Viacom                                  Viacom Pooled Stock Fund                       9,720,511
WESCO International, Inc.*              WESCO International Stock Fund                 3,795,391
Participant Loans*                      6.0% - 10.5%, due at various dates             5,829,874
Global Crossing Ltd.                    Common Stock                                       2,889
Creative Technology                     Common Stock                                         740
AES Corp.                               Common Stock                                       4,378
AOL Time Warner Inc.                    Common Stock                                       3,350
Adobe Systems Inc.                      Common Stock                                       3,208
Advanced Micro Devices, Inc.            Common Stock                                      16,530
Altera Corp.                            Common Stock                                       2,276
Amazon Com Inc.                         Common Stock                                         747
American Eagle Outfitters, Inc.         Common Stock                                      11,731
Andrea Electronics Corp.                Common Stock                                         690
Applied Materials, Inc.                 Common Stock                                       5,564
Aquila Inc.                             Common Stock                                           -
Ariba Inc.                              Common Stock                                         856
Art Technology Inc.                     Common Stock                                         320
Artemis Intl Solutions Corp.            Common Stock                                          46
Big Dog Holdings Inc.                   Common Stock                                         301
Boeing Co.                              Common Stock                                       1,404
CTS Corp.                               Common Stock                                       1,500
Callaway Golf Co.                       Common Stock                                         798
Calpine Corp.                           Common Stock                                       7,330
Cisco Systems Inc.                      Common Stock                                       2,453
Comfort Systems USA, Inc.               Common Stock                                         340
Comdisco Inc.                           Common Stock                                         740
Corning Inc.                            Common Stock                                       5,130
DCH Technology Inc.                     Common Stock                                         260
Dell Computer Corp.                     Common Stock                                       4,748
Walt Disney Co.                         Common Stock                                       3,071

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
EIN  25-1723345, PLAN NUMBER 001
DECEMBER 29, 2001
-------------------------------------------------------------------------------

                                                                                        FAIR
              ISSUER                              DESCRIPTION                           VALUE
Docent Inc.                             Common Stock                                   $   2,170
Enron Corp.                             Common Stock                                         260
Erickson LM Telephone Co.               Common Stock                                         546
Ford Motor Co.                          Common Stock                                       1,894
Genetech Inc.                           Common Stock                                       3,447
General Motors                          Common Stock                                       1,740
Genetronics Biomedical Ltd.             Common Stock                                       4,860
Home Depot Inc.                         Common Stock                                       6,998
ICN Pharmaceuticals, Inc.               Common Stock                                       2,978
Immunex Corp.                           Common Stock                                       2,700
Intel Corp.                             Common Stock                                       9,798
Interliant Inc.                         Common Stock                                          43
JDS Uniphase Corp.                      Common Stock                                      20,160
Johnson & Johnson                       Common Stock                                      11,650
Kaire Holdings Inc.                     Common Stock                                          24
Krispy Kreme Doughnuts Inc.             Common Stock                                       7,450
LTV Corp.                               Common Stock                                          82
LSI Logic Corp.                         Common Stock                                       2,844
LA Quinta Corp.                         Common Stock                                      59,267
MTR Gaming Group Inc.                   Common Stock                                         542
Medical Action Industries, Inc.         Common Stock                                       5,250
Metal Clad Corp.                        Common Stock                                         235
Metro One Telecommunications, Inc.      Common Stock                                         860
Motorola Inc.                           Common Stock                                       3,143
Nisource Inc.                           Common Stock                                         209
Nokia Corp.                             Common Stock                                       5,753
Nortel Networks Corp.                   Common Stock                                         304
Novatel Wireless, Inc.                  Common Stock                                       1,440
N2H2 Inc.                               Common Stock                                          41
Oracle Corp.                            Common Stock                                      37,404
Owens Corning Comm                      Common Stock                                         835
Paychex Inc.                            Common Stock                                       5,252
Photoworks, Inc.                        Common Stock                                          12
Polymedica Corp.                        Common Stock                                       9,200
PurchasePro.Com Inc.                    Common Stock                                          75
Quadramed Corporation                   Common Stock                                       1,079

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
EIN  25-1723345, PLAN NUMBER 001
DECEMBER 29, 2001
-------------------------------------------------------------------------------

                                                                                        FAIR
              ISSUER                              DESCRIPTION                           VALUE
RSA Sec Inc.                            Common Stock                                   $   1,575
Radio Shack Corporation                 Common Stock                                       2,896
Remington Oil & Gas Corp.               Common Stock                                       3,258
Savvis Communications Corp.             Common Stock                                          66
Starrett L S Company                    Common Stock                                         970
Sun Microsystems Inc.                   Common Stock                                         712
Taiwan Semiconductor
  Manufacturing Co.                     Common Stock                                       6,499
Take-2 Interactive Sft.                 Common Stock                                       1,394
Tellabs Inc.                            Common Stock                                       2,292
Telular Corp.                           Common Stock                                       2,820
Texas Instruments Inc.                  Common Stock                                       3,205
Triquint Semiconductor Inc.             Common Stock                                       3,975
USG Corporation                         Common Stock                                       1,024
United Energy Corp.                     Common Stock                                       9,125
USAIR Group                             Common Stock                                       4,120
Uromed Corp.                            Common Stock                                          74
View Systems Inc.                       Common Stock                                           -
Wal-Mart Stores Inc.                    Common Stock                                       5,515
Artisan Partners                        Artisan International Investor Shares              8,524
Artisan Partners                        Artisan Mid Cap Fund (Investor Shares)            22,977
Fremont Funds                           Fremont Mutual Funds Inc.                         26,229
Harbor Fund                             Harbor Capital Appreciation Fund                  58,331
The Oakmark Family of Funds             Oakmark Equity and Income Fund (1)                 4,924
PIMCO Funds                             PIMCO FDS Multi Manager Ser.                       5,117
Dresdner RCM Global Investors           RCM Global Health D.                               5,178
Potomac Funds                           Potomac Funds                                     51,541
The Reserve Funds                       Reserve Fund Inc. CL A                           199,283
The Selected Fund                       Selected American Shares Inc.                     31,957
Third Avenue Funds                      Third Ave Tr.                                      2,914
Thompson Plumb and Associates           Thompson Plumb Funds Inc.                          5,502
Weitz Funds                             Weitz Partners Value Fund                          3,896
Weitz Funds                             Weitz Ser. Fund Inc.                               2,898
                                                                                   -------------

             Total                                                                 $ 217,692,266
                                                                                   =============

*Denotes party-in-interest.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
EIN  25-1723345, PLAN NUMBER 001
DECEMBER 29, 2001
-------------------------------------------------------------------------------


EXHIBITS

      The following exhibits are filed or incorporated as part of this report:

        Exhibit
        Number          Description
        -------         -----------
         23.01          Consent of PricewaterhouseCoopers LLP (filed herewith)




SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee for the WESCO Distribution, Inc. Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              WESCO DISTRIBUTION, INC.
                                              RESTIREMENT SAVINGS PLAN

     Date:  June 25, 2002                 By:  /s/ Stephen A. Van Oss
           ----------------                   ---------------------------------